UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 8, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the UBS AG (standalone) regulatory information as of 31 March 2015, published today by the registrants, which appears immediately following this page.

UBS AG (standalone) regulatory information

This document contains information as of 31 March 2015 related to capital adequacy, Bank for International Settlements (BIS) Basel III leverage ratio, supplemental leverage ratio and liquidity coverage ratio, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”

Capital requirements under Swiss SRB Basel III regulations

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO), stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group it is part of.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014. The resulting capital requirements are described below.

1. Total capital requirement of 14%, of which 10% must be satisfied with common equity tier 1 (CET1) capital

This represents a relief at UBS AG standalone level compared with the capital requirements set by FINMA for the UBS Group. However, UBS AG (standalone) has been required to meet this capital requirement with immediate effect since 1 January 2014.

2. Consistent treatment of direct and indirect investments of UBS AG (standalone) in the equity of its subsidiaries

The aggregate amount of direct and indirect investments of UBS AG (standalone) in the equity of its subsidiaries is risk-weighted at 200% up to a threshold determined by FINMA. The total amount exceeding that threshold must be deducted from capital, 50% from CET1 and 50% from other capital. This approach could affect RWA and/or eligible capital, depending on the threshold defined by FINMA. If all investments are below the threshold, the resulting total capital requirement is 28%. If the threshold is set at zero, all investments would be deducted from capital. While the application of a threshold to directly held investments represents a relief, the inclusion of indirect investments represents a tightening of the requirements.

Overall, the decree provides an important contribution to ensuring that the capital requirements of UBS AG standalone do not result in a de facto overcapitalization of the Group.

The tables in this section provide UBS AG standalone capital information under Swiss SRB Basel III regulations, as per the abovementioned FINMA decree. In addition to the 14% total capital requirement set by the decree, UBS AG standalone is required to comply with countercyclical buffer requirements.

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	31.3.15	31.12.14
Equity – Swiss federal banking law	44.1	42.5
Deferred tax assets	2.5	3.5
Defined benefit plans	2.9	3.7
Investments in the finance sector	(8.5)	(9.2)
Own shares, commitments related to own shares and compensation items	(0.2)	0.0
Goodwill and intangible assets	(0.4)	(0.4)
Other adjustments[1]	(4.9)	(4.3)
Common equity tier 1 capital (phase-in)	35.4	35.9
Tier 2 capital	6.3	6.4
Total capital (phase-in)	41.7	42.2

1 Includes accruals for capital returns to shareholders and other items.

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)			Capital
CHF million, except where indicated	Requirement	Actual		Requirement	Actual
	31.3.15	31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Common equity tier 1 capital	10.1	12.1	12.2	29,736	35,412	35,851
of which: countercyclical buffer	0.1	0.1	0.1	369	369	322
Common equity tier 1 capital / high-trigger loss-absorbing capital	11.5	12.1	12.2	33,847	35,412	35,851
Total capital	14.1	14.2	14.4	41,483	41,702	42,241

Swiss SRB Basel III capital information

	Phase-in
CHF million, except where indicated	31.3.15	31.12.14
Tier 1 capital	35,412	35,851
of which: common equity tier 1 capital	35,412	35,851
Tier 2 capital	6,290	6,390
of which: low-trigger loss-absorbing capital	10,038	10,451
of which: net deductions	(3,749)	(4,061)
Total capital	41,702	42,241
Common equity tier 1 capital ratio (%)	12.1	12.2
Tier 1 capital ratio (%)	12.1	12.2
Total capital ratio (%)	14.2	14.4
Risk-weighted assets	293,669	293,889

Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)			Swiss SRB leverage ratio capital
	Require- ment[1]	Actual		Require- ment	Actual
CHF million, except where indicated	31.3.15	31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Common equity tier 1 capital	2.4	3.8	3.8	22,272	35,412	35,851
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.7	3.8	3.8	25,390	35,412	35,851
Total capital	3.4	4.5	4.5	31,181	41,702	42,241

1 Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital/high-trigger loss-absorbing capital (24% of 11.4%) and total capital (24% of 14%).

Swiss SRB leverage ratio

CHF million, except where indicated	Average 1Q15	Average 4Q14
Total on-balance sheet assets[1]	1,004,960	1,001,479
Netting of securities financing transactions	(31,648)	(28,861)
Netting of derivative exposures	(190,987)	(186,875)
Current exposure method (CEM) add-on for derivative exposures	59,127	65,938
Off-balance sheet items	95,094	102,117
of which: commitments and guarantees – unconditionally cancellable (10%)	8,899	9,495
of which: commitments and guarantees – other than unconditionally cancellable (100%)	86,195	92,622
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(8,541)	(9,552)
Total adjusted exposure (leverage ratio denominator), phase-in2	928,004	944,248

	As of
	31.3.15	31.12.14
Common equity tier 1 capital (phase-in)	35,412	35,851
Tier 2 capital	6,290	6,390
Total capital	41,702	42,241
Swiss SRB leverage ratio phase-in (%)	4.5	4.5

1 Represent assets recognized on the UBS AG (standalone) balance sheet in accordance with IFRS measurement principles.    2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

BIS Basel III leverage ratio

BIS Basel III leverage ratio disclosure requirements

The Bank for International Settlements (BIS) Basel III disclosure requirements for the leverage ratio came into effect in Switzerland on 1 January 2015 and we therefore disclose the respective leverage ratio information on a quarterly basis starting in the first quarter of 2015.

The BIS Basel III leverage ratio is calculated by dividing the sum of period-end tier 1 capital by the period-end BIS Basel III total adjusted exposure (BIS Basel III Leverage Ratio Denominator (LRD)), which consists of IFRS on-balance sheet assets and off-balance sheet items and adjusted for netting of derivatives, eligible cash variation margin netting, net notional amounts less add-on deductions for written credit derivatives as well as an additional charge for counterparty credit risk related to securities financing transactions.

BIS Basel III leverage ratio

CHF million, except where indicated	31.3.15
BIS Basel III tier 1 capital, phase-in	35,412
BIS total exposures (leverage ratio denominator), phase-in	990,802
BIS Basel III leverage ratio, phase-in (%)	3.6

Supplemental leverage ratio

The following table provides a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on BIS Basel III rules.

CHF million, except where indicated	31.3.15
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital, phase-in	41,702
BIS total exposures (leverage ratio denominator), phase-in	990,802
Supplemental leverage ratio, phase-in (%)	4.2

Liquidity coverage ratio

Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, we must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis starting with the first quarter of 2015.

Ú	Refer to the “Liquidity and funding management” section of the UBS Group first quarter 2015 report for more information

Liquidity coverage ratio

	Weighted value[1]
CHF billion, except where indicated	Average 1Q15	[2]	31.12.14	[3]
High-quality liquid assets	158		161
Net cash outflows	141		145
of which: cash outflows	259		268
of which: cash inflows	118		123
LCR (%)	112		111

1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on level 2 assets and cash inflows.    2 Data provided represents the 3-month average of the quarter.    3 Calculated on a pro-forma basis.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2015 report and its Annual Report 2014 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: May 8, 2015